UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Northeast Productions, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Ohio

    Date of organization
    November 24, 1989

Physical address of issuer
7784 Arlington Ave NW , Massillon, OH 44646

Website of issuer
https://www.alive.org/

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$978,244.00	$154,310.00
Cash & Cash Equivalents	$640,001.00	$62,599.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$31,170.00	$6,691.00
Long-term Debt	$97,400.00	$124,670.00
Revenues/Sales	$1,483,605.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$762,671.00	-$156,195.00

9/20/2022

FORM C-AR

Northeast Productions, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Northeast Productions, Inc. , a Ohio Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.alive.org/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 9/20/2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Northeast Productions, Inc. (the "Company") is a Ohio Corporation, formed on November 24, 1989. The Company is currently also conducting business under the name of Alive Music Festival.

The Company is located at 7784 Arlington Ave NW, Massillon, OH 44646.

The Company's website is https://www.alive.org/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Northeast Productions Inc. owns and operates the Alive Music Festival. Alive is an annual contemporary Christian music festival that began in 1988 and is held each summer on a weekend in July at beautiful Atwood Lake Park in Mineral City, Ohio. The Alive Festival features over 45 nationally known Christian artists performing at 3 stages over a weekend format. The Alive Festival offers camping, swimming, RV sites, gourmet food vendors, marketplace, hiking trails, kid's programs, boat rentals, fishing, basketball, beach volleyball plus many other recreational and VIP experiences. The Alive Festival offers tickets for both the full event and one day with discounts for groups and juniors.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

As a distributor of a live music festival, activities, and food our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our

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vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on William R. Graening, Tyler Graening, and Kathleen Graening who are Chief Executive Officer, Chief Marketing Officer, and Chief Operating Officer of the Company. The Company has or intends to enter into employment agreements with William R. Graening, Tyler Graening, and Kathleen Graening although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of William R. Graening, Tyler Graening, and Kathleen Graening or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our business dealings we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. Note: We are an outdoor festival, so social distancing is easier to manage and in 2021, we were able to provide adequate outdoor areas for separating attendees.

Changes in government regulation could adversely impact our business.

The entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our services are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our live music festivals are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and

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mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our **content and adversely affect our businesses.**

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute filmed entertainment and music and other content that meet the changing preferences of the broad domestic consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties, such as photographers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.

A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users/customers/audience ratings for our content.

We derive substantial revenues from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.

Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a significant portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the entertainment industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such

designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward-Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service.

All of our current services are variants on one type of service, hosting and organizing the Alive Festival. Our revenues are therefore dependent upon the market for such event.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to grant the right to vote, by proxy, to the Chief Executive Officer of the Company (the "CEO"), or his or her successor. You are trusting in management discretion in making good business decisions that will grow your investments.

Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company.
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings,,, which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are competing against other recreational activities.
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell product is dependent on municipal ordinances and other relevant government laws and regulations. The laws and regulations concerning the host of outdoor festivals may be subject to change and if they do then our primary business may no longer be in the best interest of the Company. At such point the Company may no longer want to host festivals and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties

will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are susceptible to goverment restrictions based on large crowds.
Due to the size of the event, the Company may be susceptible to government restrictions based on large crowds. This was made evident during 2020 when events were cancelled due to COVID-19.

Talent Acquisition
Northeast Productions, Inc. operates a multi day music festival that depends on the availability of contemporary Christian artists, bands and entertainers and the ability to book the necessary talent. Even though minimal, due to many artists being available, there is a risk that certain national talent that is unavailable, may impact the ticket sales for a specific event.

Weather
Even though pre-sales and advance revenue from sponsors for the annual Alive Music Festival provide income throughout the year, there is a risk that inclement weather can impact the daily ticket sales and affect the revenue for a specific day or weekend of the festival.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Northeast Productions Inc. owns and operates the Alive Music Festival. Alive is an annual contemporary Christian music festival that began in 1988 and is held each summer on a weekend in July at beautiful Atwood Lake Park in Mineral City, Ohio. The Alive Festival features over 45 nationally known Christian artists performing at 3 stages over a weekend format. The Alive Festival offers camping, swimming, RV sites, gourmet food vendors, marketplace, hiking trails, kid's programs, boat rentals, fishing, basketball, beach volleyball plus many other recreational and VIP experiences. The Alive Festival offers tickets for both the full event and one day with discounts for groups and juniors.

Business Plan

Northeast Productions Inc. owns and operates the Alive Music Festival. Alive is an annual contemporary Christian music festival that began in 1988 and is held each summer on a weekend in July at beautiful Atwood Lake Park in Mineral City, Ohio. The Alive Festival features over 45 nationally known Christian artists performing at 3 stages over a weekend format. The Alive Festival offers camping, swimming, RV sites, gourmet food vendors, marketplace, hiking trails, kid's programs, boat rentals, fishing, basketball, beach volleyball plus many other recreational and VIP experiences. The Alive Festival offers tickets for both the full event and one day with discounts for groups and juniors. Alive has been a staple in the Christian music industry since 1988. After years of success in a 4-day model, Alive switched to a 3-day weekend format in 2018 and saw steady revenue growth over the past few years. Alive draws attendees from all 50 states and over 15 countries. Although the COVID-19 pandemic caused the company to postpone its main music festival to 2021, management is confident that the company will rebound from this setback and make enough sales to cover its operations and generate a profit. The company has put strategies in place to ensure better operations in 2021. For instance, on May 1st, 2020 we offered ticket purchasers the option to hold their pre orders from 2020 and have all orders/ RV site reservations, front of stage passes, meet & greets, etc., transferred intact to Alive Music Festival 2021. Only 15% of our current ticket holders requested refunds and those were all processed between May 1st and May 15th, 2020. As a way of rewarding ticket holders who decided to hold on to their tickets and also build excitement and add value to next year's Alive Music Festival, we added a Thursday, July 15th, 2021 Pre-Festival Kick-Off Concert with 2 time 2020 Grammy Award Winning Artist, for King & Country and new artist We The Kingdom. We now have a 3 1/2 day music festival priced as a 3-day weekend festival. Moreover, we are expanding our digital marketing campaigns and booking more top tier artists to increase our audience nationally.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Alive Music Festival	Annual contemporary Christian music festival that began in 1988 and is held each summer on a weekend in July in Mineral City, Ohio.	Faith Driven consumers

We are expanding our digital marketing campaigns and booking more top tier artists to increase our audience nationally.

We sell tickets to our annual festival in Atwood Lake Park, Ohio on our website.

Competition

The Company's primary competitors are There are several Christian music festivals throughout the nation. Creation Festival is our biggest competitor . .

Alive has been in the Christian music event industry since 1988. There are several Christian music festivals throughout the nation and these festivals are our direct competitors. Indirectly, we compete against various indoor and outdoor Christian music events throughout the state of Ohio and in the country. Creation Festival is our biggest competitor that also offers onsite camping, music, speakers, and a similar festival experience in Pennsylvania. In addition to the festival experience, Alive is unique for being the only festival at a state park with hundreds of new RV sites and a 1,500-acre lake for attendees to use.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent to enhance our competitiveness. We bring the best talent from across the Christian world to our venue to perform on four stages to massive outdoor crowds.

Our customers are faith-driven consumers. Despite the large portion of US citizens who practice Christianity, there are very few options for music festivals of this quality which keep Christian, family values at the forefront. There are 231M Christians in the US (21B worldwide), and we believe many are looking for faith-based Christian events to attend with their friends and family. Faith Driven consumers constitute 17% of the American adult population, which is approximately 41 Million people, spending an estimated 2 Trillion Dollars per year.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4,297,454	For: Entertainment Services in the Nature of Organizing A Religious Themed Festival Featuring a Variety of Activities, Namely Singing, Artistic Expressions of the Concepts of Christianity in Music, Dancing, Live Musical Performances, Sporting Events And Games, Arts And Crafts, Exhibitions And Dramatic Comedic Skits, In Class 41 (U.S. CLS. 100, 101 And 107	ALIVE	March 13, 2012	March 5, 2013	USA
4,297,462	Entertainment Services in the Nature of Organizing A Religious Themed Festival Featuring a	ALIVE FESTIVAL	March 20, 2012	March 5, 2013	USA

	Variety of Activities, Namely Singing, Artistic Expressions of the Concepts of Christianity in Music, Dancing, Live Musical Performances, Sporting Events And Games, Arts And Crafts, Exhibitions And Dramatic Comedic Skits, In Class 41 (U.S. CLS. 100, 101 And 107				

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 7784 Arlington Ave NW, Massillon, OH 44646

The Company has the following additional addresses:

The Company conducts business in Ohio.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William R. Graening

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer: September 01, 1998 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer: September 01, 1998 - Present. The CEO manages the financial operations and oversees the organizing and planning of the music festival. Bill is one of the founders and creators of the Alive Music Festival that began in 1988. Prior to working full-time as the festival's director and CEO in 1998, Bill worked in finance, held his Series 7 License, and was a partner in a financial planning firm based in Akron Ohio. Bill also was a Trust Officer at Key Bank and PNC Private Banking.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

William R. Graening

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer: September 01, 1998 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer: September 01, 1998 - Present. The CEO manages the financial operations and oversees the organizing and planning of the music festival. Bill is one of the founders and creators of the Alive Music Festival that began in 1988. Prior to working full-time as the festival's director and CEO in 1998, Bill worked in finance, held his Series 7 License, and was a partner in a financial planning firm based in Akron Ohio. Bill also was a Trust Officer at Key Bank and PNC Private Banking.

Education

Name

Tyler Graening

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer: June 01, 2015 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Marketing Officer: June 01, 2015 - Present. The CMO's primary responsibilities are to develop and implement the marketing and sales plan for the festival.

Education

B.A. from The Ohio State University in 2015

Name

Kathleen Graening

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operating Officer: September 01, 1998 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Operating Officer: September 01, 1998 - Present. The COO is responsible for the daily operation of the company including volunteer management, administration, and festival operations.

Education

English and Communications degree from Malone University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Ohio law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Ohio.

CAPITALIZATION AND OWNERSHIP

The Company ownership is 97.52% (500,000 of common shares) are owned by William R. Graening and the remaining 2.48% (12,766 of common / non-voting shares) are owned by the Reg CF shareholders.

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	107,000
Voting Rights	Non-voting rights
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

As of the filing of this form on 09/16/2022, The Company has the following debt outstanding:

The total amount of outstanding debt as of Sept. 19, 2022, of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	12,766	$127,046.25	StartEngine Platform fees, Working Capital, Marketing, Company Employment, Operations	July 1, 2020	Regulation CF

Ownership

The Company is owned by William Graening who owns 97.52% of the stock and the Reg CF shareholders currently own 2.48%.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
William Graening	97.52%
Reg CF Shareholders	2.48%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$1,461,770.00	-$78,382.00	$0.00

Operations

The Company completed its seed round of financing on 4/26/21. Following the Offering, we should have enough liquidity to execute our business plan. We intend to be profitable by 12/31/22. Our significant challenges are securing talent for the festival and controlling the fixed costs to produce a live event. We did receive an SBA Grant in 2021, that provided additional liquidity and resources to maintain the quality of production we need in this competitive environment.

The Company intends to maintain profitability in the next 12 months by continuing to book some of the top artists in the contemporary Christian music industry and provide a continued high quality experience for all of the attendees. We also extended our contract in 2021, at our venue, Atwood Lake Park, through 2025.

Liquidity and Capital Resources

On 07/17/2020 the Company conducted an offering pursuant to Regulation CF and raised $127,046.25.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The company holds an AMEX credit card that has a credit limit of $50,000 per month and an outstanding balance of $0 as of Sept. 16, 2022. The company received a Paycheck Protection Loan for $27,270 on April 21, 2020, and an SBA loan of $95,500 on May 12, 2020, with no interest for 12 months and 3.75% interest amortized over 30 years if the company decides to keep the loan. The Paycheck Protection Loan & the SBA loan have been cleared and paid-off as of Sept. 20, 2022.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/William R. Graening
(Signature)

William R. Graening
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/William R. Graening
(Signature)

William R. Graening
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

NORTHEAST PRODUCTIONS INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

To the Board of Directors of Northeast Productions, Inc. Canton, Stark County, Ohio

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Northeast Productions, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 9, 2020
Los Angeles, California

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Northeast Productions, Inc. BALANCE SHEET

As of December 31, 2019 2018
(USD $ in Dollars)
ASSETS

Current Assets:		
Cash & cash equivalents	$ 75,530	$ 82,976
Inventories	15,000	-
Loan to Shareholders	53,246	214,175
Total current assets	**143,776**	**297,151**
Property and equipment, net	31,426	28,846
Total assets	**$ 175,201**	**$ 325,997**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Card	$ 3,111	$ 5,705
Current portion of Loans Payable	-	75,000
Other current liabilities	3,000	-
Total current liabilities	**6,111**	**80,705**
Total liabilities	**6,111**	**80,705**
STOCKHOLDERS EQUITY		
Common Stock	20,723	20,723
Treasury Stock	(115,000)	(115,000)
Retained earnings/(Accumulated Deficit)	263,367	339,568
Total stockholders' equity	**169,090**	**245,292**
Total liabilities and stockholders' equity	**$ 175,201**	**$ 325,997**

See accompanying notes to financial statements.

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Northeast Productions, Inc. STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31, 2019 2018
(USD $ in Dollars)

Net revenue	1,094,805	1,173,250
Cost of goods sold	-	-
Gross profit	1,094,805	1,173,250
Operating expenses		
General and administrative	1,112,162	985,666
Sales and marketing	58,681	63,730
Total operating expenses	1,170,843	1,049,396
Operating income/(loss)	(76,038)	123,854
Interest expense	164	241
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(76,202)	123,613
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(76,202)**	**123,613**

See accompanying notes to financial statements.

Northeast Productions, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Common Stock
(in , $US) Shares Amount Treasury Stock (Accumulated Deficit) Equity

Retained earnings/ Total Shareholder



Balance—December 31, 2017	152	$ 20,723	(115,000)	$ 215,955	$ 121,679
Net income/(loss)				123,613	123,613
Balance—December 31, 2018	152	$ 20,723	(115,000)	$ 339,568	**$ 245,292**
Net income/(loss)	-	(76,202)		(76,202)	
Issuance of Common Stock	-	-	-		
Balance—December 31, 2019	152	$ 20,723	$ (115,000)	$ 263,367	$ 169,090

See accompanying notes to financial statements.

Northeast Productions, Inc. STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2019		2018
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(76,202)	$	123,613
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		5,534		4,974
Amortization of intangibles		-		-
Changes in operating assets and liabilities:				
Accounts receivable		-		-
Inventory		(15,000)		-
Accounts payable and accrued expenses		-		-
Credit Cards		(2,594)		(1,806)
Other current liabilities		3,000		-
Net cash provided/(used) by operating activities		(85,262)		126,781
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(8,113)		(12,296)
Sale of property and equipment		-		-
Collections on sharedholder loans		135,929		-
Loan to Shareholder		-		(10,392)
Net cash provided/(used) in investing activities		127,816		(22,689)
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans Payable		-		25,000
Repayment of Loans		(50,000)		(100,000)
Net cash provided/(used) by financing activities		(50,000)		(75,000)
Change in cash		(7,447)		29,093
Cash – beginning of year		82,976		53,884
Cash—end of year	$	75,530	$	82,976
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	164	$	241
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Shareholder repayment of an external debt		25,000	$	-

See accompanying notes to financial statements.

Northeast Productions, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1. SUMMARY

Northeast Productions, Inc. was formed on November 24th, 1989 ("Inception") in the State of Ohio. The financial statements of Northeast Productions, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Canton, Stark County, Ohio.

Northeast Productions, Inc. produces, owns and operates a ticketed faith based multi-day music festival called The ALIVE FESTIVAL. Northeast Productions, Inc. is a 30 years old event organizer with a successful track record in organizing a multi-day faith-based music festival called The Alive Festival, held each summer at Atwood Lake Park in Mineral City, Ohio. The Alive Festival features a variety of nationally known artists with over 45 concerts, seminars and special events. The Alive Music Festival is a family based event that offers camping, swimming, concerts at multiple stages, seminars, children's programs and recreational options. The Alive Festival also offers rental of premium RV sites with a variety of locations throughout Atwood Lake Park in Mineral City, Ohio.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventory consists of finished goods merchandise and is stated at cost. Cost includes the acquisition cost of purchased goods and is determined using the first-in, first-out ("FIFO") method.

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Northeast Productions, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Northeast Productions, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax

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Category	Useful Life
Office furniture	10-15 years
Vehicle	5 years
Equipment	5-7 years
Leasehold Improvements	39-40 years



Northeast Productions, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues from selling tickets to our annual 3 day Alive Festival, from "Full Service Electric Hook-up Sites" rents, from Food Vendor and Market Place Vendor booth space, from merchandise sales at the festival, and from sponsoring local or regional "faith based" concert and/or comedy show and providing consulting services to other events when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to property lease. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

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Northeast Productions, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 9, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

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Northeast Productions, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

3. INVENTORY

Inventory was comprised of the following items:

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

5. PROPERTY AND EQUIPMENT

As of December 31, 2019, and December 31, 2018 property and equipment consists of:

Depreciation expense for property and equipment was in the amount of $5,553 and $4,975 for the year ended December 31, 2019 and December 31, 2018 respectively.

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As of Year Ended December 31, 2019 2018
Merchandise $15,000 $ -

Total Inventories	$ 15,000	$ -

As of Year Ended December 31,	2019	2018
Accrued Rent Expense	3,000	-
Total Other Current Liabilities	3,000	-

As of Year Ended December 31,	2019		2018	
Office furniture	$	26,971	$	20,780
Leasehold Improvements		41,451		39,529
Vehicle		16,529		16,529
Equipment		16,639		24,390
Property and Equipment, at Cost		101,590		101,228
Accumulated depreciation		(70,165)		(72,382)
Property and Equipment, Net	$	31,426	$	28,846

Northeast Productions, Inc.

NOTES TO FINANCIAL STATEMENTS

FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 750 shares of our common stock with no par value. The company issued 305 shares at inception and repurchased 153 shares during the period 1990 to 2009.

As of December 31, 2019, the 152 shares of common stock were issued and outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2019 consists of the following:

Significant components of the Company's deferred tax assets and liabilities at December 31, 2019 and December 31, 2018 are as follows:

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2019, the Company had net operating loss ("NOL") carryforwards of approximately $ 228,801. Utilization of some of the federal carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and

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As of Year Ended December 31,	2019	2018
Deferred Revenue	$ 19,513	$ (49,917)



| Net Operating Loss (5,421) 53,469 |
| Valuation Allowance (14,092) (3,552) |
| **Net Provision for income tax** $ - $ - |

As of Year Ended December 31, 2019 2018

Deferred Revenue $ (30,404) $ (49,917)

Net Operating Loss	48,048	53,469
Valuation Allowance	(17,645)	(3,552)
Total Net Deferred Tax Asset	$ -	$ -

Northeast Productions, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

possible adjustment by the IRS. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, and December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal jurisdiction for each year in which a tax return was filed.

8. RELATED PARTY TRANSACTIONS

On January 15, 2013, the company entered a Promissory Note agreement with its CEO and owner William R. Graening. The borrower, William R. Graening promises to pay to the order of Northeast

Production Inc. (the lender) the sum of $ 379,986 with interest from January 15, 2013 on the unpaid principal at the rate of 2.31% per annum. The unpaid principal and accrued interest shall be payable in annual installments of $30,262.86 beginning on January 15, 2014 and continuing until January 15, 2028 ('due date') at which time the remaining unpaid principal and interest shall be due in full. Total outstanding balance as of December 31, 2019 was in the amount of $ 53,246 and is reported as a loan to shareholder receivable on the financials.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On March 7, 2016 the company entered into a Music Festival Agreement with Muskingum Watershed Conservancy District (MWCD) for exclusive right of use of their Amphitheater/stage complex for organizing a music festival at Atwood Lake Park held only on Wednesday through Saturday during the third week of July every year up to December 31, 2019. As consideration for the use of the MWCD facilities, Northeast will pay

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Northeast Productions, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

ten percent of all festival daily admission and festival total event ticket revenues within sixty days following each festival, with guaranteed minimum payment of $ 50,000 annually regardless of festival revenues. Rent expense as of December 31, 2019 and December 31, 2018 was $ 111,163 and $ 97,391.

On January 1, 2015 the company entered into the rental agreement with William R Graening (the 'Landlord') for renting of Office space with total surface of 800 sq.ft. located at 7784 Arlington Ave. NW., Massillon, Ohio 44644. The lease term will begin on January 01, 2015 ("Commencement Date") and shall continue as a month-to-month tenancy. Tenant may terminate the tenancy by giving Landlord written notice of at least 30 days prior to the desired termination date. Tenant shall pay to Landlord lease payments of $1,000.00, payable in advance on the first day of each calendar month, and is delinquent of the next day. Office rent expenses as of December 31, 2019 and December 31, 2018 was $ 12,000 and $ 15,000 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 9, 2020, the date the financial statements were available to be issued.

The Company's 2020 main music festival was postponed to 2021 because of the COVID-19 pandemic.

On April 20, 2020 the company entered into a $27,270 loan payable agreement with The Huntington National Bank. The loan has an interest rate of 1% per annum and the Principal Sum and accrued interest shall be repaid in eighteen installments of $1,527.02 beginning on 11/20/2020 and continuing on the same day of each month thereafter, with the final payment due on 4/20/2022 (the maturity date). On the Maturity Date, all unpaid principal and all accrued unpaid interest shall be due and payable. The loan refers to Paycheck Protection Program extended pursuant to Sections 1102 and 1106 of the Coronavirus Aid, Relief, and

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Northeast Productions, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2019 AND DECEMBER 31, 2018

Economic Security Act (the "CARES Act"), any implementing regulations and U.S. Small Business Administration (the "SBA") rules. Pursuant to Section 1106 of the CARES Act, some or all of the loan may be forgiven subject to satisfaction of certain conditions. The company will be required to follow an application process to receive any loan forgiveness.

On May 5, 2020 the company entered into a $95,500 Promissory Note agreement with The U.S. Small Business Administration. The loan has an interest rate of 3.75% per annum and the installment payment, including principal and interest, of $ 466 per month, and it will begin Twelve (12) months from the date of the promissory Note. The balance of principal and interest will be payable Thirty (30) years from the date of the promissory Note if the company decides to keep the loan. The company will use all the proceeds of this Loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss and operating cash flow loss of $76,202 and $85,262 respectively. The Company has only $75,530 of liquid assets and a current liability of $6,111. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues, cut costs, and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

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